UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-36515

Materialise NV

Technologielaan 15

3001 Leuven

Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On November 30, 2020, Materialise NV (the “Company” or “Materialise”) announced that it will hold an extraordinary shareholders’ meeting on December 31, 2020 at 10:30 a.m., Central European Time. This meeting is being held at the request of Ailanthus NV (a company fully owned by Wilfried Vancraen and Hilde Ingelaere, hereafter “Ailanthus”), of Wilfried Vancraen and of Hilde Ingelaere. The purpose of the meeting is to decide on the previously announced merger between Ailanthus and Materialise.

More information about the proposed merger can be found in the Company’s earlier Report on Form 6-K, which was furnished to the Securities and Exchange Commission on November 17, 2020, as well as in the materials pertaining to the extraordinary shareholders’ meeting (including the reports prepared by the board of directors of the Company and the Company’s statutory auditor), which are available on Materialise’s website at http://investors.materialise.com on the Governance page.

The extraordinary general meeting will be held at the offices of notary Stijn Raes, located at Kortrijksesteenweg 1147, 9051 Ghent.

Exhibit	Description

99.1	Press Release dated November 30, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATERIALISE NV

By:	/s/ Wilfried Vancraen
Name:	Wilfried Vancraen
Title:	Chief Executive Officer

Date: November 30, 2020